Exhibit 99.2

June 26, 2024

Alberta Securities Commission

British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service, Newfoundland and Labrador
Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

Dear Sir/Madam:

Re:       Aurora Cannabis Inc.

Change of Auditor Notice dated June 26, 2024

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Professional Accountants

cc: The Board of Directors, Aurora Cannabis Inc.

A member firm of Ernst & Young Global Limited